Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 8, 2011
Relating to Preliminary Prospectus Supplement dated February 7, 2011
Registration Statement Nos. 333-161340 and 333-172103

4,250,000 Shares

Issuer:	Kratos Defense & Security Solutions, Inc.
Symbol:	KTOS
Shares Offered:	4,250,000 shares
Over-Allotment Option:	637,500 shares
Price to Public	$13.25
Gross Proceeds:	$56,312,500
Net Proceeds to the Company after Deducting Underwriting Discount:	$53,496,875
Pricing Date:	February 8, 2011
Closing Date:	February 11, 2011
Unaudited Pro Forma Condensed Combined Financial Data:
The unaudited pro forma condensed combined financial data appearing in the preliminary prospectus supplement dated February 7, 2011 is hereby updated to give effect to the increase in the number of shares and estimated net proceeds from this offering to be received from the sale of 4,250,000 shares of our common stock at an offering price of $13.25 per share.
The unaudited pro forma condensed combined balance sheet as of September 26, 2010 is adjusted as follows:
• our pro forma combined cash and cash equivalents would have been $27.0 million;
• our pro forma combined total assets would have been $908.0 million;
• our pro forma combined long-term debt, net of current portion would have been $463.7 million; and
• our pro forma combined total liabilities would have been $707.5 million.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 26, 2010 and the twelve months ended December 27, 2009 is adjusted as follows:
• our pro forma combined interest expense, net, would have been $36.7 million and $48.9 million, respectively;
• our pro forma combined loss from continuing operations would have been $1.4 million and $126.3 million, respectively;
• our pro forma combined basic and diluted loss per common share from continuing operations would have been $0.06 and $6.10, respectively; and
• our pro forma combined basic and diluted weighted average common shares outstanding would have been 22.8 million and 20.7 million, respectively.
CUSIP:	50077B207
Book-Running Managers:
Jefferies & Company, Inc. is acting as sole book-running manager in the offering, B.Riley & Co., LLC is acting as co-lead manager, and Oppenheimer & Co. Inc., Imperial Capital, LLC and Noble Financial Group, Inc. are acting as co-managers for the offering.

        Registration statements relating to the shares of common stock issued in the offering have been filed with, and declared effective by, the Securities and Exchange Commission (the "SEC"). Before you invest, you should read the prospectus in those registration statements, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. A final prospectus supplement relating to the offering will be filed with the SEC. Copies of the final prospectus supplement and related prospectuses, when available, may be obtained from Equity Syndicate Prospectus Department, Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY, 10022, at (877) 547-6340, and at Prospectus_Department@Jefferies.com.

        This communication should be read in conjunction with the preliminary prospectus supplement, dated February 7, 2011, and the accompanying prospectus, dated August 21, 2009. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

        This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.